

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 28, 2005



05009472

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
28 June 2005 (ASX Appendix 3B – FAR Options Underwritten – Significant Drilling Campaign to come)
28 June 2005 (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

28 June 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Bay Courant commences oil production (FAR 20%)

Oil production has commenced at Bay Courant, Lafourche Parish, South Louisiana. During the last 48 hours the SL 17316 #1 well has produced 176 barrels of oil, 78 thousand cubic feet of gas, and 19 barrels of water on a 12/64 inch choke with a flowing tubing pressure of 2850 psi. The gas is being vented.


Bay Courant Loading
Facility

Location building in progress at South Grosse Tete Project (FAR 17%)

Location building is continuing in preparation for the drilling of the Schwing "A" #1 well, a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

A rig is now being sought and is likely to see a well commenced during July/August 2005.

Commenting on its US activities, executive Chairman Michael Evans said that *"while there have been some delays in bringing Bay Courant on-line it is pleasing that first production corresponds with a period of record oil prices. We are set for a very active period of exploration and we can now move forward with the confidence of having our Options underwritten."*

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

28 June 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR Options Underwritten – Significant Drilling Campaign to Come

The Board of First Australian Resources Limited (ASX code: FAR) is pleased to announce that Hartleys Limited ("Hartleys") has underwritten the Company's outstanding 31 July 2005 seven cent ($0.07) options (ASX code: FAROA), being 113,581,386 options for an underwritten amount of $7,950,697, in consideration for a fee of 5%.

FAR is delighted with the support shown by international and domestic institutional clients of Hartleys, large participants in the underwriting, who will add strength to the FAR share register. The underwriting recognises the significant progress of FAR which is embarking on perhaps the most exciting 6-12 months in the Company's history, where drilling on three continents will provide the potential to substantially increase cash flows from oil and gas sales.

The underwriting of the options will place the Company in an excellent financial position and will enable FAR to undertake greater levels of participation in its drilling programs at a time when energy prices are at all-time highs.

In the United States, site works have commenced in preparation for the drilling of the long awaited South Grosse Tete Prospect (FAR 17%) in South Louisiana. The operator is in communication with several rig contractors with a likely spud date between 30 and 45 days. In the San Joaquin Basin, California, an appraisal well, Eagle 2 will have a high impact on FAR (15%) if the potential 20 million barrels and 40 BCF is confirmed by drilling scheduled in September. In Lavaca County, Texas, FAR will participate in an up-hole completion of Rainosek-1 well bore, followed within 90 days by the spud of the 13,650 foot Bender-Bujnoch#1 well. Further drilling is also scheduled in the next 6 months at Lake Long in Louisiana, and possible follow–up to the Welder Ranch Vaquero #1 and #2 wells is also likely. The Operator of Welder Ranch, Dune Energy, has foreshadowed production start-up in July.

In Beibu Gulf, offshore China (FAR 5%), the Operator, ROC, is currently evaluating a jack-up rig, which may be available as soon as July/August to drill one or more exploration prospects in the vicinity of the Wei 6-12-1 discovery made by the Joint Venture in March 2002. The Operator, based on 3D seismic, supported by amplitude and AVO anomalies, estimates that this cluster of prospects has an unrisked recoverable reserve potential in the order of 40-50 million barrels. Progress is also being made toward an oilfield development plan of the Wei 12-8 West field which is presently planned to come on-stream in January 2007.

In Australia, the current program will expose FAR to two wells in the later half of 2005 on the North West Shelf. The "Little Joe" prospect, mapped as overlapping into WA-254-P (FAR 10.7%) is planned for drilling by Woodside and the "Duomonte" prospect, wholly within WA-254-P, is likely to be drilled by Apache.

With up to 8 wells planned before 2005 year end, FAR looks forward to what should be a very exciting and rewarding period.

Further information on FAR's drilling program and prospects is available in regular updates provided to the ASX and at FAR's website on www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 29, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
29 June 2005 (ASX Listing Rule 6.24 – Letter to option holders regarding expiry of options)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

29 June 2005

Dear Option holder

Expiry of First Australian Resources Limited Options

According to our records, you are the registered holder of First Australian Resources Limited (FAR) 31 July 2005 Options (**Options**).

Notice is hereby given that the final date for exercising the Company's listed Options is 5.00pm Western Standard Time on 31 July 2005 (expiry date). This notice is being sent to existing holders of Options in compliance with Australian Stock Exchange Limited ('ASX') Listing Rules to alert you to the pending expiry date.

Option holders will be issued with one new fully paid ordinary share in FAR for each option exercised.

The Company advises the following details in relation to the Options:

1. The Option exercise price is $0.07 per Option.
2. Due date for payment of Option conversion is 31 July 2005.
3. You may elect to exercise all or part of your Options.
4. If you do not elect to exercise your Options by 31 July 2005 and do not make the payment described in paragraph 1, those Options not exercised will lapse.
5. Quotation of 31 July 2005 Options will cease on 22 July 2005.
6. The last market sale price of the Company's fully paid ordinary shares into which the Options are exercisable was 9.3 cents on 28 June 2005.
7. The highest and lowest market sale price of the Company's fully paid ordinary shares into which the Options are exercisable during the past 3 months were 10.5 cents on 6 April 2005 and 8.7 cents on 22 June 2005.
8. FAR has entered into an underwriting agreement with Hartleys in relation to the Options pursuant to which Hartleys will take up any shortfall of Options not exercised by the expiry date.
9. An entitlement and Notice of Exercise of Options Form is attached which provides details of your holding of Options and how you can exercise your Options.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

If you do elect to exercise your Options, you must deliver to the Company's registry, Advanced Share Registry, 110 Stirling Highway, Perth WA 6005 by 5pm WST 31 July 2005 (the **Expiry Time**):

- a cheque payable to First Australian Resources Limited in respect of the total exercise price payable in relation to the Options you wish to exercise: and
- a signed and completed notice of exercise of Options (**Notice**). A notice is enclosed for your convenience.

If you wish to clarify any taxation consequences relating to the Exercise of Options, please consult your solicitor, accountant or professional adviser.

If you have any questions in relation to the exercise of your options, please contact the company secretary on 08-9322-3939.

Yours faithfully

Michael Evans
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

FAROA

FIRST AUSTRALIAN RESOURCES LIMITED

ABN 41 009 117 293
INCORPORATED IN WESTERN AUSTRALIA
APPLICATION FOR SHARES UPON EXERCISE OF OPTIONS

I/ We, Mr/ Mrs/ Miss ______________________________
First Names/ Company Name *Surname/ Australian Company Number*

Address ______________________________

______________________________ Postcode ________
(Please complete full name and address)

Contact Telephone Number ______________________________

The registered holder(s) of the Options hereby exercise my/our Option for: ________ *In figures* ______________________________ *In words*

Ordinary Fully Paid Shares at an exercise price of 7 cents each and enclose application money $...
(amount payable on exercise)

I/We whose full name(s) and address(es) appear above hereby apply for the number of Shares shown above. I/We agree to be bound by the Constitution of the Company.

Securityholder Reference Number (S.R.N.) ________________ Complete this only if you are Issuer Sponsored.

Holder Identification Number (H.I.N.) ________________ Complete this only if you are CHESS Sponsored.

Signature Of Shareholder(s) (All joint holders must sign)	**Companies Only** - Executed in accordance with the Company's Constitution and the Corporations Law.	
x________________ Signature Date	x________________ Sole Director and Sole Secretary Date	
x________________ Signature Date	x________________ Director Date	x________________ Secretary Date
x________________ Signature Date	x________________ Director Date	x________________ Director Date

Note: If signed under Power of Attorney, a Certified Copy of the relevant Power of Attorney document must be exhibited to the Registry. The Attorney declares that he/she has had no notice of revocation of the Power of Attorney.

TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of the Options are as follows:

1. The options will expire on 31 July 2005 ("**Expiry Date**").
2. The exercise price of each option is $0.07 (seven cents) if exercised before 31 July 2005 ("**Exercise Price**").
3. Each option exercised will entitle the holder to one Share in the capital of the Company.
4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.
5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.
6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares.
7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.
8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.
9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.
10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.
11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.
12. Application will be made for official quotation of the options on ASX.

Cheques should be made payable to FIRST AUSTRALIAN RESOURCES LIMITED and crossed "Not Negotiable" and drawn on an Australian Bank and posted to Advanced Share Registry Services, PO Box 1156, NEDLANDS WA 6909.

NOTE: OPTIONS NOT EXERCISED BY 31ST JULY 2005 WILL AUTOMATICALLY EXPIRE.

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

29 June 2005

Dear Option Holder,

The options you hold in First Australian Resources Limited ("FAR") expire on 31 July 2005. If you wish, you can convert your options to shares before this date by the payment of seven (7) cents.

Our options have been fully underwritten by Hartleys, the terms of which should result in a new cash injection into FAR of $7.9 million (before costs). In the past FAR has been constrained by available capital. Despite these constraints, FAR has been able to generate revenues of oil and gas sales during each of the last three years in the order of $2.5 million per annum on a working capital base of just over $2 million.

Given our past record, the Board anticipates our expanded working capital position following this anticipated cash injection will enable FAR to significantly increase our revenues. The new capital structure of the company will remain modest at 318.5 million shares when compared with other junior oil companies and leave FAR with good leverage to potential exploration success.

The directors of FAR anticipate strong growth from ongoing exploration activities during the later half of 2005.

Current Exploration Activity in the USA with short term cash flow potential

Both the Vaquero #1 and #2 wells drilled during the first half of 2005 in the Welder Ranch Project have recorded good gas shows. The Operator, Dune Energy, has advised that the 9300 zone in the #1 well will be fracture stimulated and, subject to a favourable response, placed into production during July 2005.

The #2 well has also recorded good gas shows in the equivalent 9300 interval and at a deeper interval which is being evaluated by a sidetrack from the #2 well bore. In its latest release available at www.duneenergy.com , Dune states that it expects to extend its drilling program by two to three weeks, at which time it will quickly hook the well up to nearby pipeline infrastructure. Dune's management remains highly optimistic with respect to its recent Welder Ranch activity, as well as other potentially large Middle Wilcox targets to be drilled during 2005 and 2006.

At Bay Courant in Lafourche Parish, Louisiana, the SL 17316 #1 well (FAR 20%) commenced oil production on 26 June 2005 from the Bourg Sand Interval between 12,687 and 12,695 feet. During the first 48 hours 176 barrels of oil were produced into the tanks.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Exploration Activities Planned during the remainder of 2005

With respect to the near term exploration front, the Company has plans to participate in up to 8 wells in Australia, China and the USA before the year end.

Australia
In Australia, two wells are scheduled in the WA-254-P (FAR 10.7%) vicinity, offshore Carnarvon Basin, which may have a favourable impact on FAR. The first of these is the Little Joe Prospect which will be operated by Woodside. The Little Joe Prospect, mapped by Apache as overlapping into WA-254-P (from WA-208-P), has been scheduled for drilling during the later half of 2005 and is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable.

The second Australian prospect, Duomonte (also referred to as the Marauder Prospect) has been flagged as a possible drilling candidate for the 2nd half of 2005 following the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean recoverable reserves estimated at 22.5 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.

United States of America
In the USA, a permit has been granted and location building has commenced in preparation for the drilling of the long awaited South Grosse Tete Prospect (FAR 17%). Rig tenders are currently being sought and the operator now anticipates drilling likely to commence between 30 and 45 days.

In the San Joaquin Basin, California, a development well, Eagle 2, will have a high impact on FAR (15%) if the potential of 20 million barrels and 40 BCF is confirmed by drilling. The Operator has advised that a rig is likely to be available for a September 2005 spud date.

In Lavaca county, Texas, FAR will participate in an uphole completion of the existing Rainosek-1 well bore (FAR 21.57%) in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence during the third quarter. FAR also plans to spud a 13,650 foot Edwards gas test within 90 days of release of the completion rig on the Rainosek-1 workover. This well, the Bender-Bujnoch #1, would also be prospective for all of the Wilcox zones which are evident in the Rainosek-1 and 3 wells.

At Lake long in Lafourche Parish, Louisiana, the drill data from the successful SL328#1 well is now being integrated into the 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. FAR has agreed to participate in reprocessing seismic data to further define these additional prospects prior to drilling a well during the second half of 2005.

FAR continues to evaluate production oriented projects in the USA and holds leases with untested potential at Bay Courant, South Grosse Tete, Rainosek and Clear Branch where further wells may be proposed.

China
Late June 2005, the operator, ROC, made the following release to the ASX concerning the Beibu Gulf Block 22/12 Joint Venture:

> "The development of the Wei-12-8-West offshore oil field, in Block 22/12 in the Beibu Gulf, continues to be the subject of close collaboration between Roc Oil and the regional subsidiary of the China National Offshore Oil Company ("CNOOC"). In this regard, Roc Oil is acting as Operator of the Block 22/12 Joint Venture which also includes PetSec Energy Limited, Horizon Oil Limited and Oil Australia Pty Limited, a subsidiary of First Australian Resources. In this context, Roc Oil is finalising an Overall Development Plan which will be submitted to the relevant government authorities by end July 2005 and which will then be subject to further detailed discussion prior to a final development decision being made prior to end October 2005. Planning is also continuing with regard to the drilling of at least one exploration well in Block 22/12 before end-2005, subject to a suitable rig being available."

A jack-up rig is currently being evaluated and may be available as soon as July/August 2005 to drill one or more exploration prospects in the vicinity of the Wei 6-12-1 discovery made by the Joint Venture in March 2002. Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 million barrels.

In summary, FAR is moving into a very active phase of exploration that, whilst coinciding with record energy prices, has taken many years to assemble. The recent underwriting of our Options by Hartleys gives us the confidence to move forward with our existing programs and consider more aggressive strategies.

If you have any questions in relation to the exercise of your options, please contact the Company Secretary on 08-9322-3939.

Yours faithfully

Michael Evans
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au